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COWEN GROUP, INC.
599 Lexington Avenue
New York, New York 10022

December 2, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention:  Tom Kluck, Legal Branch Chief
                    Folake Ayoola, Attorney Advisor

Re:	Cowen Group, Inc. Registration Statement on Form S-3 (Registration No. 333-170591)

Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cowen Group, Inc. (the "Company") hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (as amended to date, the "Registration Statement") be accelerated to Friday, December 3, 2010 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

        The cooperation of the staff in meeting the timetable described above is very much appreciated.

[Remainder of Page Intentionally Left Blank]

        Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (212) 845-7900 or David K Boston or Laura L. Delanoy of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Very truly yours,

COWEN GROUP, INC.

/s/ Owen S. Littman

Owen S. Littman
General Counsel

cc:	David K. Boston Laura L. Delanoy

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COWEN GROUP, INC. 599 Lexington Avenue New York, New York 10022